SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

ELAN CORPORATION, PLC
(Name of Subject Company)

ELAN CORPORATION, PLC
(Names of Person Filing Statement)

______________________________

Ordinary Shares, par value €0.05 each
(Title of Class of Securities)

______________________________

G29539106

(CUSIP Number of Class of Securities)

______________________________

American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

______________________________

284131208

(CUSIP Number of Class of Securities)

______________________________

William F. Daniel

Elan Corporation, plc

Treasury Building

Dublin 2, Ireland

011-353-1-709-4000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Christopher T. Cox, Esq. Cadwalader, Wickersham & Taft LLP One World Financial Center New York, New York 10281 (212) 504-6000

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION.

The subject company is Elan Corporation, plc (“Elan”). The information contained in Response to Royalty Pharma’s offer by the Board of Directors of Elan (the “Response”) attached as Exhibit (a)(1) under the following caption is incorporated herein by reference:

Appendix I: Additional Information—3. Company Details

Appendix IV: Definitions

ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON.

The filing person is the subject company, Elan. The information contained in the Response under the following captions is incorporated herein by reference:

Appendix I: Additional Information—3. Company Details

Appendix I: Additional Information—4. Background to the Offer—Overview

ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information contained in the Response under the following captions is incorporated herein by reference:

Appendix I: Additional Information—9. Directors’ Service Contracts

Appendix I: Additional Information—10. Indemnification of Directors and Officers

Appendix I: Additional Information—11. Past Contacts, Transactions, Negotiations and Agreements

ITEM 4.   THE SOLICITATION OR RECOMMENDATION.

The information contained in the Response under the following captions is incorporated herein by reference:

Letter From Your Chairman

Appendix I: Additional Information—5. Interests, Short Positions and Dealings in Elan Securities

ITEM 5.   PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information contained in the Response under the following caption is incorporated herein by reference:

Appendix I: Additional Information—14. Persons Retained in Relation to the Offer

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information contained in the Response under the following caption is incorporated herein by reference:

Appendix I: Additional Information—5. Interests, Short Positions and Dealings in Elan Securities

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ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information contained in the Response under the following caption is incorporated herein by reference:

Appendix I: Additional Information—15. Plans or Proposals Relating to the Offer

ITEM 8.   ADDITIONAL INFORMATION.

The information contained in the Response under the following caption is incorporated herein by reference:

Appendix I: Additional Information—16. Additional Information

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

ITEM 9.   EXHIBITS.

The following exhibits are filed herewith:

Exhibit Number	Description
(a)(1)	Response to Royalty Pharma’s offer by the board of directors of Elan, May 15, 2013
(a)(2)	Press release, dated May 15, 2013
(e)(1)	Employment Agreement, dated as of January 7, 2003, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin (incorporated by reference to the Report of Foreign Issuer on Form 6-K, filed with the Commission on February 4, 2003)
(e)(2)	Employment Agreement, dated as of December 7, 2005, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin (incorporated by reference to the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on December 7, 2005)
(e)(3)	Amendment to Employment Agreement entered into as of June 2, 2010 between Elan Pharmaceuticals, Inc. and G. Kelly Martin serving as an amendment to an employment agreement dated December 7, 2005, as amended effective December 19, 2008 among the parties and Elan Corporation, plc (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on August 10, 2010)
(e)(4)	2012 Amended and Restated Employment Agreement, dated as of April 30, 2012, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on May 1, 2012)

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELAN CORPORATION, PLC

By:	/s/ William F. Daniel
Name: William F. Daniel Title: Executive Vice President and Company Secretary

Dated: May 15, 2013

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EXHIBIT INDEX

ITEM 9.   EXHIBITS.

The following exhibits are filed herewith:

Exhibit Number	Description
(a)(1)	Response to Royalty Pharma’s offer by the board of directors of Elan, dated May 15, 2013
(a)(2)	Press release, dated May 15, 2013
(e)(1)	Employment Agreement, dated as of January 7, 2003, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin (incorporated by reference to the Report of Foreign Issuer on Form 6-K, filed with the Commission on February 4, 2003)
(e)(2)	Employment Agreement, dated as of December 7, 2005, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin (incorporated by reference to the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc, filed with the Commission on December 7, 2005)
(e)(3)	Amendment to Employment Agreement entered into as of June 2, 2010 between Elan Pharmaceuticals, Inc. and G. Kelly Martin serving as an amendment to an employment agreement dated December 7, 2005, as amended effective December 19, 2008 among the parties and Elan Corporation, plc (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on August 10, 2010)
(e)(4)	2012 Amended and Restated Employment Agreement, dated as of April 30, 2012, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on May 1, 2012)

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